November 21, 2024

Ulrich Dopfer
Chief Financial Officer
ADTRAN Holdings, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806-2807

       Re: ADTRAN Holdings, Inc.
           Registration Statement on Form S-3
           Filed on November 18, 2024
           File No. 333-283311
Dear Ulrich Dopfer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Tim Gregg